SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 14, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)

Form 20-F  ☒                       Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated December 14, 2006: Nokia Siemens Networks expected to start operations in the first quarter 2007

PRESS RELEASE

December 14, 2006

Nokia Siemens Networks expected to start operations in the first quarter 2007

Closing will be subject to an agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review

Espoo, Finland and Munich, Germany – Nokia and Siemens announced today that the planned merger to create the new company Nokia Siemens Networks is expected to close in the first quarter 2007. In light of the current investigations of Siemens, the scope of which includes the carrier-related business to be transferred to the new company, Nokia and Siemens intend to adjust their agreements in order to have Siemens conduct an appropriate compliance review prior to closing of the transaction. This adjustment is an addition to the previously agreed closing conditions. Nokia will participate actively in the review.

Nokia Siemens Networks is now expected to start operations in the first quarter 2007, instead of January 2007 as previously expected. Closing will be subject to an agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review. The review is expected to be performed during the first quarter 2007.

Nokia and Siemens have also agreed that the results of the compliance review will be used to develop a compliance program which will be implemented from the start of Nokia Siemens Networks operations.

Nokia and Siemens have made good progress towards the integration of Nokia Siemens Networks. The transaction has been given US and EU antitrust approvals, and the new company’s global mode of operation and organizational structure have been defined.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review,  and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Siemens
Corporate Communications
Peik von Bestenbostel
Tel. +49 89 636 36320
Email: peik.bestenbostel@siemens.com

Nokia
Corporate Communications
Arja Suominen
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2006	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
	Title:	Assistant General Counsel